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                              April 17, 2024

       Christopher Boehmler
       Chief Financial Officer
       Quantum Computing Inc.
       215 Depot Court SE, Suite 215
       Leesburg, VA 20175

                                                        Re: Quantum Computing
Inc.
                                                            Form 10-K filed on
April 01, 2024
                                                            File No. 001-40615

       Dear Christopher Boehmler:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K filed on April 01, 2024

       Consolidated Statement of Operations, page F-4

   1. It appears that cost of revenue is being presented exclusive of depreciation and amortization while you
are presenting a gross profit on the face of your Consolidated
                                                        Statement of
Operations. If an amount of the depreciation and amortization should be allocated to cost of
revenue and is material, please revise to include such amounts in the cost of revenue
section. Alternatively, if you elect to exclude amortization and depreciation from cost
of revenues, you must also remove the measures of gross profit and relabel the cost of
revenue line item to indicate that it excludes depreciation and amortization. Refer to
SAB topic 11.B.
       Notes to Consolidated Financial Statements
       Note 1- Nature of the Organization and Business, page F-8

   2. Please disclose your software development costs capitalization policy for internal-use and external-use software
in your future filings. Refer to ASC 350-40-15-2 to 15-5 and 985-
                                                        20. In addition, if
some or all of the software cost are within the scope of ASC 985-20, the
 Christopher Boehmler
FirstName   LastNameChristopher Boehmler
Quantum Computing     Inc.
Comapany
April       NameQuantum Computing Inc.
       17, 2024
April 217, 2024 Page 2
Page
FirstName LastName
         amortization expense of capitalized software costs shall be charged to cost of sales.
Net Loss Per Share, page F-11

3. Please provide the disclosures required by ASC 260-10-50 for the computation of basic and diluted loss per share for each period presented. The disclosures are to include the number of shares, by type of potentially dilutive security, that could potentially dilute earnings per share in the future but that were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for the periods presented. It appears you include potential anti-dilutive shares in your diluted loss per share calculation. Refer to ASC 260-10-45-18. In addition, the warrants that have an exercisable at $0.0001 (i.e., Issuance date June 16, 2022) should be accounted for in accordance with
         ASC 260-10-45-13.
4. Please clarify how you calculated the weighted-average number of common shares outstanding. Refer to ASC 260-10-45-10. It appears that you are using the ending balance instead of an weighted-average number. If true, please tell us whether a restated amount is material to your financial statements and an amendment is necessary. If the correction is not material, please revise in future filings.
Note 12 - Operating Leases , page F-21

5. You disclose that your leases do not provide an implicit rate and you use an estimated incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. Please revise in future disclosures to clarify whether the rates implicit in your leases are not readily determinable and if that is the basis for using your incremental borrowing rate as the discount rate for your leases.
         Refer to    Rate Implicit in the Lease    defined in ASC 842-20-20. In
addition, please
         provide the disclosures outlined in ASC 842-20-50 in future filings.
Note 9 - Capital Stock:
Warrants, page F-21

6.       We note your disclosed:    [i]n connection with the QPhoton merger on
June 16, 2022, the
         Company issued warrants to purchase 6,325,503 shares of the Company
s common
         stock.    Meanwhile, on page F-12, you also disclosed:     [t]he total
shares of Company
         Common Stock offered for QPhoton was 36,600,82, which   all 7,028,337
warrants to
         purchase Common Stock are eventually exercised.    In this regard,
please clarify how
         many warrants you have issued in connection with the QPhoton merger on June 16, 2022.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 with any questions.
 Christopher Boehmler
Quantum Computing Inc.
April 17, 2024
Page 3




FirstName LastNameChristopher Boehmler   Sincerely,
Comapany NameQuantum Computing Inc.
                                         Division of Corporation Finance
April 17, 2024 Page 3                    Office of Technology
FirstName LastName